

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via email
Elisabeth A. Ising, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave. N.W.
Washington, D.C. 20036

> **Re:** **AOL Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 4, 2012, June 6, 2012 and June 7, 2012**
> **File No. 001-34419**

Dear Ms. Ising:

We have reviewed your filings and have the following comments.

Definitive Additional Soliciting Materials filed on June 4, 2012

1. Please tell us the basis for your belief that that Starboard does not have a "viable plan for AOL other than to break up and liquidate the Company." We note that Starboard's public filings have not indicated that it plans to liquidate the company. Ensure that your future filings include a reasonable basis for such statements or refrain from including unsupported statements.

Definitive Additional Soliciting Materials filed on June 6, 2012

2. Please ensure that each statement or assertion of opinion or belief set forth in your soliciting material is characterized as such, and that a reasonable basis for each such opinion or belief exists. For example, provide support for the statement on page 3 of the transcript that suggests that Starboard is a short-term investor, including copies of any of the public statements to which Mr. Armstrong references.

3. We note statements by Mr. Armstrong in which he implies that the company's stock price "would be *much* higher"(emphasis added) without Starboard's involvement and that customers "sat on the sidelines during Q1" because of Starboard's involvement. These statements appear to be speculative and without a reasonable basis and are therefore not appropriate in your soliciting materials. Please refrain from making similar unsupported statements orally or in written soliciting materials. Refer generally to Rule 14a-9 (a).

Definitive Additional Soliciting Materials filed on June 7, 2012

4. We reissue our prior comment 3 of our letter dated May 4, 2012. We note that you continue to state that the Board "sees tremendous opportunities and potential for AOL to

continue to execute its strategy to *further enhance value* for you, our stockholders." (emphasis added). Please refer to your response to prior comment 3 in your letter to us dated May 7, 2012. Please provide supplemental support for the assertion and/or remove the statement in future filings.

5.   Please provide appropriate context regarding the recommendations by the three independent proxy advisory services firms in future filings. For example, in the heading and text that follows in soliciting materials filed on June 7, 2012, you recommend stockholders "[f]ollow the recommendation of three independent proxy advisory services firms by rejecting Starboard's full slate of nominees". The heading and text do not clearly reflect the recommendations of the three firms. In future filings, ensure your materials consistently reflect the fact that Institutional Shareholder Services, Inc. and Glass Lewis & Co. Inc., both endorsed certain Starboard director nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions